UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

October 7, 2019

RELEVANT INFORMATION

On October 4, 2019, United Airlines, Inc. (“United”) and Kingsland Holdings Limited (“Kingsland” and, collectively with United, the “Lenders”) delivered to Avianca Holdings S.A. (the “Company”) a commitment (the “Commitment”) to provide the Company at least a $250 million senior secured convertible loan (the “Convertible Loan”). The Commitment will become fully binding upon the Lenders and the Company finalizing all the necessary documentation and obtaining all necessary corporate approvals for the Convertible Loan, which is expected on or about October 15, 2019. Under the Commitment, the Lenders would together provide not less than $200 million of the Convertible Loan, and they and the Company have agreed that one or more additional third-party lenders may also participate in the Convertible Loan in respect of the additional $50 million. In addition, the Lenders and the Company have agreed to terms and conditions under which the Company expects to seek to raise an additional $125 million (the “Incremental Debt”) from the Company’s preferred shareholders (the “Preferred Holders”) in the form of senior secured convertible bonds, currently contemplated to be structured as a subscription rights offering to the Preferred Holders proportionate to each Preferred Holder’s interest in the Company.

Set forth below is a summary of the principal terms and conditions contained in the Commitment.

$250 Million Senior Secured Convertible Loan (subject to mandatory conversion features):

Use of Proceeds – General corporate purposes after repaying all obligations under the Company’s existing $50 million loan from Kingsland (the “Kingsland Loan”).

Conversion Price – $4.6217 per ADS, representing a 35% premium to the 90-day volume-weighted average price, through October 3, 2019, of $3.4235

Maturity – Four years from the funding of the Convertible Loan (currently anticipated to be November 2023).

Interest – 3% per annum PIK to maturity date; with no upfront fees.

Security – Secured by pledge of stock in the Company’s major subsidiaries; provided, that the Company may sell and retain net proceeds from certain non-strategic business operations.

Mandatory Conversion – The Company may cause all of the outstanding principal amount of the Convertible Loan, together with all PIK interest thereon, to be converted into the Company’s equity (either common shares or preferred shares, at the Lenders’ option) upon the satisfaction of the following conditions: (i)(a) the Company’s ADS trading at or above $7.00 on a volume-weighted average price basis for 112 of 150 consecutive business days (if such conversion is to occur on or prior to the first anniversary of the funding of the Convertible Loan) or (b) the Company’s ADS trading at or above $7.00 on a volume-weighted average price basis for 90 of 120 consecutive business days (if such conversion is to occur after the first anniversary of the funding of the Convertible Loan); (ii) the Company’s consolidated total cash averaging equal to or greater than $700 million over the immediately preceding six-month period; (iii) the non-existence of defaults or events of default under the Convertible Loan documentation; and (iv) the non-existence of material litigation.

Conditions Precedent to Funding: Including, but not limited to: (i) obtaining necessary consents for granting collateral interests; (ii) successfully completing the Company’s previously announced re-profiling plan, including obtaining all necessary waivers and consents, as an integral part of the Company’s previously announced $2.6 billion liquidity program and profit turnaround (the “Avianca 2021 Plan”); (iii) reducing the Company’s fleet and new aircraft orders (and major maintenance agreements) compatible with Avianca 2021 Plan; (iv) successfully completing the Company’s previously announced exchange offer for its 8.375% Senior Notes due May 2020 for new 8.375% Senior Secured Notes due 2020 with participation therein of at least 85% of the outstanding aggregate principal amount of the Company’s currently issued and outstanding 8.375% Senior Notes; (v) adopting and implementing substantial changes in the Company’s revenue and cost initiatives designed to meet the profit targets embedded in the Avianca 2021 Plan; and (vi) having a total cash balance of $550 million after giving effect to the first $250 million of Convertible Loan and the repayment of the Kingsland Loan, and taking into account any funds that will be released to the Company upon closing of the Convertible Loan.

$125 Million Senior Secured Convertible Bonds (subject to mandatory conversion features):

Form – The Incremental Debt is contemplated to be structured as tradeable mandatorily convertible bonds on terms and conditions set by the Company in order to ensure all $125 million of funds will be received by the Company; however, the term, collateralization and mandatory conversion features of the Incremental Debt, among other provisions, must be the same as the Convertible Loan.

Allocation – The Incremental Debt is expected to be allocated: first, on a pro rata basis to Preferred Holders pursuant to their respective subscription rights, which are anticipated to be transferrable; and second, to the extent that all of the Incremental Debt has not been allocated pursuant to the foregoing allocation, the remaining portion shall be offered to any persons and in any manner determined by the Company and its board of directors in accordance with applicable law and rules of the applicable exchange.

Timing – Upon compliance with all applicable securities laws and completion of funding of the Convertible Loan.

Exchange Offer Collateral Condition

The Company is currently finalizing the documentation necessary for closing its previously announced offer to exchange any and all of its 8.375% Senior Notes due 2020 for newly issued 8.375% Senior Secured Notes due 2020, including the documents necessary to create and perfect the security interests in the Collateral, as defined in the Company’s Exchange Offer Memorandum and Consent Solicitation Statement, dated August 14, 2019, as supplemented (the “Exchange Offer Memorandum”). On the Settlement Date, as defined in the Exchange Offer Memorandum, the Company will have all security agreements with respect to the granting of security interests in the Collateral, including applicable airplanes and residual interest in airplanes Collateral and intellectual property Collateral in final and agreed form; provided, that due to various local law requirements in the approximately 19 countries in which the Company intends to file such applicable Collateral documentation, some signatures, formality requirements and filings of collateral instruments will be made as soon as possible after the Settlement Date, and perfection will not occur until such applicable filing is made and, in some jurisdictions, perfection may be deemed not to have occurred until the applicable filing is additionally registered or similarly acknowledged in such jurisdictions, which is subject to local government processes and procedures and in some cases could take several weeks or months after the Settlement Date. The Company’s having all such documentation with respect to the Collateral in final and agreed form on the Settlement Date shall be deemed to satisfy the Collateral Condition (as defined in the Exchange Offer Memorandum), notwithstanding that the filing and perfection of the security interests will take place following the Settlement Date, as described above.

Nothing contained herein shall constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and will contain, or incorporate by reference, detailed information about the Company and management, as well as financial statements. The Company currently intends to register under the Securities Act of 1933, as amended, the securities in respect of the Incremental Debt.

This report on Form 6-K is incorporated by reference into the Company’s Exchange Offer Memorandum and Consent Solicitation Statement, dated August 14, 2019, as supplemented, in respect of the Company’s previously reported offer to exchange any and all of its 8.375% Senior Notes due 2020 for newly issued 8.375% Senior Secured Notes due 2020.

This report on Form 6-K contains statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of U.S. federal securities law. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: general economic, political and business conditions in our core markets of Colombia, Peru, Ecuador and Central America and the other geographic markets we serve, our level of debt and other fixed obligations and compliance with the covenants contained in our debt financings, our ability to obtain financing and the terms of such financing, including our ability to refinance existing indebtedness, any change in our controlling shareholders, and any consequences of such change in control, including under our financing and other material agreements, our ability to successfully implement our current strategy, demand for passenger and cargo air services in the markets in which we operate, competitive pressures on pricing and our capital expenditures.

This press release is being issued pursuant to and in accordance with Rules 135c and 135e under the Securities Act. For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand that identifies the passenger, cargo transportation airlines and on ground services integrated in the Company with a team of more than 21,000 employees. The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary